Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 10 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.829
C1 ==> 0.171

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 82.1	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 79.2	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 20.0	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 Directional Correlograms - 5m Comps

Structure Number 1

Zone 99 Directional Correlograms - 5m Comps

Structure Number 1

Zone 99 Directional Correlograms - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.822
C1 ==> 0.178

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 115.7	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 145.9	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 92.9	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Structure Number 1

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Structure Number 1

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 <= 0.4 g/t Correlogram - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.005
C1 ==> 0.995

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 12.7	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 24.7	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 9.6	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 +0.4 gram Correlograms - 5m Comps

Structure Number 1

Zone 99 +0.4 gram Correlograms - 5m Comps

Structure Number 1

Zone 99 +0.4 gram Correlograms - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 +0.4 gram Correlograms - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.680
C1 ==> 0.320

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 16.0	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 23.0	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 15.2	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Structure Number 1

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Structure Number 1

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 0.4 gram Ind. Correlogram - 5m Comps

Zone 99 Directional Correlograms - 5m Comps

Medsystem and Vulcan Rotation Conventions

Nugget ==> 0.829
C1 ==> 0.171

First Structure -- Exponential with Practical Range

LH Rotation about the Z axis ==> 0
RH Rotation about the X’ axis ==> 0
LH Rotation about the Y’ axis ==> 75
Range along the Z’ axis ==> 82.1	Azimuth ==> 270 Dip ==> 15
Range along the Y’ axis ==> 79.2	Azimuth ==> 360 Dip ==> 0
Range along the X’ axis ==> 20.0	Azimuth ==> 90 Dip ==> 75

Modeling Criteria

Minimum number pairs req’d ==> 1
Sample variogram points weighted by # pairs

Zone 99 Directional Correlograms - 5m Comps

Structure Number 1

Zone 99 Directional Correlograms - 5m Comps

Structure Number 1

Zone 99 Directional Correlograms - 5m Comps

Structure Number 1

Horizontal Slices Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Cross Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".

Long Section Views Through the Ellipsoids

Note -- the orientation, dip and lengths of the ellipsoid axes in these figures may be "apparent" rather than "true".